UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77515 / April 5, 2016

Admin. Proc. File No. 3-17015

In the Matter of

BIOJECT MEDICAL TECHNOLOGIES, INC.,
BLACK CASTLE DEVELOPMENTS HOLDINGS, INC.
    (N/K/A INGXABO CORPORATION),
CATALYST RESOURCE GROUP, INC.,
SSI INTERNATIONAL LTD.,
STRIKE AXE, INC., and
VIPER POWERSPORTS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Bioject Medical Technologies, Inc., Black Castle
Developments Holdings, Inc. (n/k/a ingXabo Corporation), Catalyst Resource Group, Inc., SSI
International Ltd., Strike Axe, Inc., Viper Powersports, Inc., and the Commission has not chosen
to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Bioject Medical Technologies, Inc., Black Castle
Developments Holdings, Inc. (n/k/a ingXabo Corporation), Catalyst Resource Group, Inc., SSI
International Ltd., Strike Axe, Inc., and Viper Powersports, Inc.[2] The order contained in that

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bioject Med. Technologies, Inc., Black Castle Devs. Holdings, Inc. (n/k/a ingXabo Corp.),
Catalyst Res. Grp., Inc., SSI Int'l Ltd., Strike Axe, Inc., and Viper Powersports, Inc.,* Initial
Decision Release No. 952 (Feb. 4, 2016), 113 SEC Docket 08, 2016 WL 427142. The stock
symbols and Central Index Key numbers are: BJCT and 810084 for Bioject Medical
Technologies, Inc.; BCDH and 1072971 and Black Castle Developments Holdings, Inc. (n/k/a
ingXabo Corporation); CATA and 106311 for Catalyst Resource Group, Inc.; SSIT and 1455982
for SSI International Ltd.; SKAX and 1438945 for Strike Axe, Inc.; and VPWI and 1337213 for
Viper Powersports, Inc.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the registered securities of Bioject Medical Technologies, Inc., Black Castle Developments Holdings, Inc. (n/k/a ingXabo Corporation), Catalyst Resource Group, Inc., SSI International Ltd., Strike Axe, Inc., and Viper Powersports, Inc., are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 952
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17015

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIOJECT MEDICAL TECHNOLOGIES, INC., BLACK CASTLE DEVELOPMENTS HOLDINGS, INC. (n/k/a ingXABO CORPORATION), CATALYST RESOURCE GROUP, INC., SSI INTERNATIONAL LTD., STRIKE AXE, INC., and VIPER POWERSPORTS, INC.	: : : : : : : : :	 INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT February 4, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Bioject Medical Technologies, Inc. (BJCT), Black Castle Developments Holdings, Inc. (n/k/a ingXabo Corporation) (BCDH), Catalyst Resource Group, Inc. (CATA), SSI International Ltd. (SSIT), Strike Axe, Inc. (SKAX), and Viper Powersports, Inc. (VPWI) (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Commission initiated this proceeding on December 22, 2015, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in

[1] The short form of each issuer's name is also its stock symbol.

accordance with 17 C.F.R. § 201.141(a)(2)(ii) by December 29, 2015.[2] None filed an Answer, and each was ordered to show cause why it should not be deemed to be in default and the registration of its securities revoked. *Bioject Med. Techs., Inc.*, Admin. Proc. Rulings Release No. 3520, 2016 SEC LEXIS 189 (A.L.J. Jan. 19, 2016). To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

BJCT (CIK No. 810084)[3] is an Oregon corporation located in Tigard, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BJCT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of December 9, 2015, the common stock of BJCT was quoted on OTC Link operated by OTC Markets Group Inc. (formerly "Pink Sheets") (OTC Link), had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BCDH (CIK No. 1072971) is a Nevada corporation located in Fresno, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BCDH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on April 16, 2012, which reported a net loss of $682,717 for the year ended December 31, 2011. As of December 9, 2015, the common stock of BCDH was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CATA (CIK No. 106311) is a Florida corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CATA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $177,655 for the prior six months. As of December 9, 2015, the common stock of CATA was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SSIT (CIK No. 1455982) is a revoked Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

SSIT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended October 31, 2011, which reported a net loss of $30,216 for the prior year. As of December 9, 2015, the common stock of SSIT was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SKAX (CIK No. 1438945) is a void Delaware corporation located in Lombard, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SKAX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2012, which reported a net loss of $103,407 for the prior six months. As of December 9, 2015, the common stock of SKAX was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

VPWI (CIK No. 1337213) is a revoked Nevada corporation located in Auburn, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VPWI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2012, which reported a net loss attributable to common shareholders of $6,109,151 for the prior year. As of December 9, 2015, the common stock of VPWI was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Bioject Medical Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Black Castle Developments Holdings, Inc. (n/k/a ingXabo Corporation), is REVOKED;

the REGISTRATION of the registered securities of Catalyst Resource Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of SSI International Ltd. is REVOKED;

the REGISTRATION of the registered securities of Strike Axe, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Viper Powersports, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The

Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

_____
Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).